SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              Dated June 11, 2003



                             MILLEA HOLDINGS, INC.
                (Translation of Registrant's name into English)
               Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                             Tokyo 100-0004, Japan
                    (Address of principal executive offices)



        Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                          Form 20-F [X] Form 40-F [ ]


          Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]

                          Table of Documents Submitted
Item

1. Notice of convocation of the 1st ordinary general meeting of shareholders of Millea Holdings, Inc. dated June 11, 2003

2.   English translation of the "Japanese Voting Card"

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 KABUSHIKI KAISHA MILLEA HOLDINGS
                                 (Millea Holdings, Inc.)


June 11, 2003                    By:    /s/ TETSUYA UNNO
                                        -----------------------------------
                                       General Manager of Corporate Legal
                                          and Risk Management Department

                                                                        ITEM 1.


                                                          [English Translation]

                             MILLEA HOLDINGS, INC.
                5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan


                            Notice of Convocation of
                the 1st Ordinary General Meeting of Shareholders


                                                                  June 11, 2003

To our shareholders:

You are cordially invited to attend the 1st Ordinary General Meeting of Shareholders of Millea Holdings, Inc. ("Millea Holdings" or the "Company"), which will be held on Friday, June 27, 2003 at 10:00 a.m. at TOKIO KAIJO BUILDING SHINKAN located at 2-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo, for the purpose of considering and voting upon the following items:

Items to be reported:

Business report for the fiscal year ended March 31, 2003 (from April 2, 2002 to March 31, 2003), non-consolidated balance sheet as of March 31, 2003 and income statement for the fiscal year ended March 31, 2003.

Proposals to be acted upon:

Item 1. Approval of the proposed appropriation of profit for the fiscal year ended March 31, 2003 (from April 2, 2002 to March 31, 2003).

Item 2. Reduction of additional paid-in capital
        The particulars of this item are contained in the "Reference Materials for the Exercise of Voting Rights" (page 26).

Item 3. Repurchase of shares
        The particulars of this item are contained in the "Reference Materials for the Exercise of Voting Rights" (page 26).

Item 4. Amendments to the Articles of Incorporation
        The particulars of this item are contained in the "Reference Materials for the Exercise of Voting Rights" (pages 26 through 32).

Item 5. Election of 11 directors.

Item 6. Election of 4 corporate auditors.

Item 7. Determination of the amount of remuneration for directors.

Item 8. Determination of the amount of remuneration for corporate auditors.

Item 9. Granting retirement allowances to retiring directors and a retiring corporate auditor.

If you do not expect to be present at the meeting, please promptly execute and return the accompanying voting card.

                                                    Sincerely,

                                                    Kunio Ishihara
                                                    PRESIDENT




(This is an English translation of the notice given by the Company prepared pursuant to section 5.6 of the Deposit Agreement dated as of April 2, 2002, by and among the Company, Citibank, N.A. as Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.)

Exhibits

            Business Report for the Fiscal Year Ended March 31, 2003
                     (From April 2, 2002 to March 31, 2003)


1. Business Developments and Results

      During the fiscal year ended March 31, 2003, a slowdown in the global economy had a negative impact on exports and manufacturing activity in the sluggish Japanese economy, resulting in a continuing high unemployment rate. As the economy showed few signs of recovery, the stock market continued to decline.

Insurance Sector Trends

      In the property and casualty ("P&C") insurance sector, amid challenging market conditions mirroring the sluggish Japanese economy, recently merged insurance companies struggled to increase the efficiency of their operations and improve their products and services. In the life insurance sector, severe conditions persisted, as many companies were unable to stop a slide in their insurance-in-force and were confronted with the problem of a negative yield gap due to low interest rates.

Millea Holdings Management Policy

      Under the above operating environment, Millea Holdings was established as an insurance holding company on April 2, 2002, having The Tokio Marine and Fire Insurance Company, Limited ("Tokio Marine") and The Nichido Fire and Marine Insurance Company, Limited ("Nichido Fire") as its wholly owned operating subsidiaries. Millea Holdings aims to turn the Millea Group into a leading global insurance group. As a management policy, the Group aims to meet the "security and safety" needs of all of its customers by taking advantage of the strengths and characteristics of each subsidiary.

Millea Holdings Business Plan

      Millea Holdings has formulated a business plan centered on the objectives of increasing earnings in its core P&C and life insurance businesses, and expanding the business operations to include high-profit and high-growth areas. The objective of the business plan is to build a solid earnings base for P&C and life insurance operations by further strengthening the domestic P&C insurance business and allocating additional management resources to life insurance operations. The plan focuses on four areas of core operations, P&C insurance, life insurance, overseas insurance business mainly in Asia, and other businesses with significant synergies with insurance operations. Millea Holdings aims to optimize its business portfolio and to improve return on equity (ROE). Through the implementation of the plan, Millea Holdings aims to maximize the corporate value of the Group. In addition to the foregoing, Millea Holdings, as a holding company, establishes fundamental Group policies for compliance and risk management and oversees internal audits of its subsidiaries.

      The Kyoei Mutual Fire & Marine Insurance Company (currently Kyoei Fire & Marine Insurance Co., Ltd.) and Asahi Mutual Life Insurance Company, the two companies which aimed to integrate their businesses under Millea Holdings, cancelled their planned integration.

      The following section reports on the results of our efforts in our core businesses during the fiscal year ended March 31, 2003.

P&C Insurance Business

      The P&C insurance business is the largest source of earnings for the Millea Group. Millea Holdings aims to solidify the business position of the Group by working to strengthen underwriting and to increase efficiency as well as sales. Millea Holdings has announced the planned merger of Tokio Marine and Nichido Fire, subject to the approval of relevant government authorities, to form Tokio Marine & Nichido Fire Insurance Co., Ltd. ("Tokio Marine & Nichido") as of October 1, 2004. The objective of the merger is to maximize the corporate value of the Millea Group by creating synergies across the Group, promoting a growth strategy that combines the strengths of both companies and increasing efficiency through larger scale of business. The primary business mission of Tokio Marine & Nichido will be to provide customers with the highest quality products and services. In order to achieve this, three in-house companies are planned to be established for personal, commercial and automobile dealer insurance operations. The in-house company system aims to improve the expertise and flexibility in each sales channel and market, thereby maximizing the strengths of each business. Based on this strategy, the new company intends to further increase customer satisfaction.

      The integration of Tokio Marine's and Nichido Fire's products, back offices and systems has already commenced and has made steady progress. The two companies have already integrated their automobile insurance products, the largest class of business, and are continuing to integrate their products and services in fire, personal accident and other classes of insurance business. Millea Holdings understands that the integration of products, back offices and systems carries significant management risk, and has therefore played a significant role in managing the integration, involving the management across the relevant divisions of both Tokio Marine and Nichido Fire. As a result, the integration has moved forward successfully.

Life Insurance Business

      Millea Holdings aims for further growth in the life insurance business as a core business of the Millea Group. To strengthen its life insurance subsidiaries, Millea Holdings made The Tokio Marine Life Insurance Company, Limited ("Tokio Marine Life", a former subsidiary of Tokio Marine) and The Nichido Life Insurance Company, Limited ("Nichido Life", a former subsidiary of Nichido Fire) directly owned subsidiaries on April 1, 2003. Subject to the approval of relevant government authorities, the two companies will be merged into Tokio Marine & Nichido Life on October 1, 2003. As a result, Millea Holdings' life insurance business is expected to work more closely with the P&C insurance subsidiaries, thereby increasing productivity and efficiency.

Overseas Insurance Business

      Millea Holdings is working aggressively to expand its overseas insurance business with a focus on the Asian market, which is expected to be a window to high profitability and growth in the future. To expedite growth in the Asian insurance business, Millea Holdings established Millea Asia Pte. Ltd. ("Millea Asia"), an intermediate holding company in Singapore, in December 2002. Millea Holdings transferred the Asian insurance operations of Tokio Marine to the new company in April 2003. Millea Asia is responsible for new business development in the region. In December 2002, Millea Asia invested in Newa Insurance Co., Ltd., a P&C insurance company in Taiwan. In April 2003, Millea Asia signed an agreement concerning the investment in Sino Life Insurance Co., Ltd., a life insurer in China, jointly with Tokio Marine.

Other Businesses

      Millea Holdings is promoting other businesses that have significant synergies with insurance operations, comprising asset management, health care and senior-citizen-related services, risk consulting and staffing services. As a part of its efforts in these businesses during the fiscal year ended March 31, 2003, Millea Holdings established Millea Real-Estate-Risk Management, Inc. in February 2003, as a real estate investment advisory company. Accordingly, the Millea Group is expanding its expertise in asset management to the field of real estate investment in an effort to increase Group earnings. Moreover, Millea Holdings made Tokio Marine's and Nichido Fire's affiliated staffing companies its direct subsidiaries in March 2003, and plans to merge its four staffing subsidiaries in July 2003 to grow its staffing and human resources related business.

Results for the Fiscal Year Ended March 31, 2003

      Results for the fiscal year ended March 31, 2003, the first fiscal year for Millea Holdings, were as follows.

      On a non-consolidated basis, Millea Holdings received business management fees amounting to 3.8 billion yen from its subsidiaries and dividends totaling
49.1 billion yen, resulting in operating income of 52.9 billion yen, ordinary profit of 49.9 billion yen and net income of 49.6 billion yen.

      Reflecting the Group's efforts in promoting sales and improving profitability under challenging conditions, our consolidated results were ordinary income of 2,929 billion yen, ordinary profit of 100.8 billion yen and net income of 56.6 billion yen.

      The business developments and results of primary subsidiaries for the fiscal year ended March 31, 2003 are as follows.

Tokio Marine and Nichido Fire

Start of Medium-Term Plans

      Tokio Marine and Nichido Fire have started their two-year medium-term management plans from the fiscal year under review. The two companies made concerted efforts to advance marketing and tackle various issues under their respective medium-term plans.

Launch of "Super Insurance" and "Super Business Insurance"

      Tokio Marine and Nichido Fire began selling "Super Insurance", a jointly developed product, during the fiscal year under review. "Super Insurance" fully integrates P&C and life insurance products. Tokio Marine and Nichido Fire intend to offer lifetime security to their customers through the marketing of this product, which is a new business approach. For their corporate customers, Tokio Marine and Nichido Fire released "Super Business Insurance", which was also jointly developed. "Super Business Insurance" offers comprehensive coverage for various risks faced by corporations.

Over-the-Counter Sales at Banks

      The range of P&C and life insurance products eligible for over-the-counter sales at banks was expanded during the fiscal year ended March 31, 2003 as a result of further deregulation. The P&C and life insurance subsidiaries of the Millea Group achieved significant results from their efforts to market their products at banks.

Agents On-Line

      The Group has made efforts in developing the on-line systems for agents to increase work efficiency and strengthen sales capabilities at both insurance companies and agents. During the fiscal year ended March 31, 2003, Tokio Marine and Nichido Fire began to develop "Millea Partners Net", a new on-line system for agents utilizing broadband communications.

Asset Management

      During the fiscal year ended March 31, 2003, Tokio Marine and Nichido Fire continued to enhance the sophistication of their risk management while enhancing investment returns. To cover payments of claims and maturity refunds, the companies further reinforced asset stability and liquidity. Both Tokio Marine and Nichido Fire have made progress in reducing their equity holdings, and during the fiscal year under review, Tokio Marine sold approximately 200 billion yen in shares through exchange traded funds. Tokio Marine also engaged in defined contribution pension plan and investment trust operations as a part of its asset management business.

Business and Capital Tie-Ups between Tokio Marine and Nisshin Fire

      Tokio Marine agreed with The Nisshin Fire and Marine Insurance Company, Limited ("Nisshin Fire") to form business alliances for products and services and on a capital tie-up. By the end of March 2005, Tokio Marine intends to acquire approximately one-third of the total outstanding shares of Nisshin Fire. Millea Holdings believes that this business and capital tie-up is meaningful from the perspective of further strengthening the positive and cooperative relationship between the two companies. It allows for the acquisition of expertise while lending support to Nisshin Fire's retail sales strategy, and opens up sales opportunities for the Millea Group's life insurance products through Nisshin Fire's distribution channels.

Results of Tokio Marine

      The operating results of Tokio Marine for the fiscal year ended March 31, 2003 were as follows:

      Ordinary income for the fiscal year ended March 31, 2003 was 1,949.0 billion yen, an increase of 126.2 billion yen from the previous fiscal year. The main components of ordinary income were 1,738.4 billion yen in underwriting income and 189.9 billion yen in investment income. Ordinary expenses for the fiscal year ended March 31, 2003 were 1,790.9 billion yen, a increase of 38.3 billion yen from the previous fiscal year. Ordinary expenses were mainly comprised of underwriting expenses of 1,473.0 billion yen, investment expenses of 55.4 billion yen, and underwriting and general administrative expenses of
258.1 billion yen. As a result, ordinary profit increased 87.9 billion yen from the previous fiscal year, or 125.2%, to 158.1 billion yen. Net income, comprising ordinary profit plus extraordinary profit minus extraordinary losses minus income taxes minus deferred income taxes, was 97,277 million yen for the fiscal year ended March 31, 2003, which was 58,095 million yen, or 148.3%, higher than in the previous fiscal year.

      The results of underwriting operations were as follows:

      In the fiscal year ended March 31, 2003, net premiums written were 1,469.6 billion yen, an increase of 8.9% compared to the previous fiscal year, due to the abolition of the government reinsurance for Compulsory Automobile Liability Insurance (CALI). The loss ratio was 52.3%, a decrease of 5.4 percentage points from the previous fiscal year. This decrease was due to the abolition of the government reinsurance for CALI, as well as a result of the efforts to improve performance in the largest insurance business, automobile insurance. A company-wide drive to reduce costs and the abolition of reinsurance for CALI resulted in an expense ratio in the fiscal year ended March 31, 2003 of 32.0%, a decrease of 2.6 percentage points from the previous fiscal year.

Results of Nichido Fire

      The operating results of Nichido Fire for the fiscal year ended March 31, 2003 were as follows:

      Ordinary income for the fiscal year ended March 31, 2003 was 532.3 billion yen, a decrease of 34.8 billion yen from the previous fiscal year. The main components of ordinary income were 490.5 billion yen in underwriting income and 39.8 billion yen in investment income. Ordinary expenses for the fiscal year ended March 31, 2003 were 510.2 billion yen, a decrease of 48.3 billion yen from the previous fiscal year. Ordinary expenses were mainly comprised of underwriting expenses of 404.5 billion yen, investment expenses of
28.0 billion yen, and underwriting and general administrative expenses of 76.6 billion yen. As a result, ordinary profit increased 13.4 billion yen from the previous fiscal year, or 155.3%, to 22.1 billion yen. Net income, comprising ordinary profit plus extraordinary profit minus extraordinary losses minus income taxes minus deferred income taxes, was 11,869 million yen for the fiscal year ended March 31, 2003, which was 3,676 million yen, or 44.9%, higher than in the previous fiscal year.

      The results of underwriting operations were as follows:

      In the fiscal year ended March 31, 2003, net premiums written were 396.3 billion yen, an increase of 6.8% compared to the previous fiscal year, due to the abolition of the government reinsurance for CALI. The loss ratio was 54.2%, a decrease of 4.8 percentage points from the previous fiscal year. This decrease was due to the abolition of the government reinsurance for CALI, as well as a result of the efforts to improve performance in the largest insurance business, automobile insurance. A company-wide drive to reduce costs and the abolition of reinsurance for CALI resulted in an expense ratio in the fiscal year ended March 31, 2003 of 35.1%, a decrease of 2.5 percentage points from the previous fiscal year.

      Much to our regret, in 2002 Nichido Fire received administrative dispositions from the Financial Services Agency pursuant to the Insurance

Business Law. Taking the incident very seriously, Millea Holdings is making the utmost effort to prevent a reoccurrence by improving compliance functions throughout the Millea Group.

Tokio Marine Life and Nichido Life

      By the end of December 2002, Tokio Marine Life had achieved a milestone by surpassing the one-million mark for its number of policies in-force written for individual life and annuity insurance. Moreover, Tokio Marine Life released "Medical Mini", a medical insurance product featuring simplified terms and conditions at an affordable price, thereby continuing to expand its business during the fiscal year ended March 31, 2003. Likewise, Nichido Life also increased its number of policies in-force.

Issues Facing Millea Holdings

      During the fiscal year ending March 31, 2004, adverse conditions are expected to prevail in the Japanese economy amid uncertainty for the outlook of the global economy, conservative capital investment at corporations, and weak consumer confidence.

      In the insurance industry, we expect companies to compete in terms of various service offerings, products and premium rates while making their operations more efficient.

      Millea Holdings aims to maximize the corporate value of the Group through the initiatives and targets outlined in its business plans, while bolstering risk management and compliance functions. In addition, we aim to advance the merger of Tokio Marine and Nichido Fire as well as that of Tokio Marine Life and Nichido Life.

      All of our Group employees are doing their best at coordinating efforts to improve the profitability, growth potential and soundness of the Millea Group. The management thanks the shareholders of Millea Holdings for their continued guidance and support.



     Note: Throughout this Business Report all amounts (including numbers of shares) less than the unit of presentation are rounded off, and numbers smaller than 0.1 of ratios are rounded down.

2. Four Year Summary of Operations and Assets

                                           (Yen in millions, except per share amounts)
                                                   (Fiscal years ended March 31)
                                      ---------------------------------------------------
                                           2000        2001         2002          2003
                                       -----------  -----------  -----------  -----------
Operating income                            -            -              -          52,928
   Dividends received                       -            -              -          49,127
      Insurance subsidiaries                -            -              -          49,127
      Other subsidiaries                    -            -              -               -
Net income                                  -            -              -          49,605
Net income per share of common stock        -            -              -       26,760.91
                                                                                      yen
Total assets                                -            -              -       2,206,545
   Stock of insurance subsidiaries          -            -              -       2,161,485
   Stock of other subsidiaries              -            -              -          19,014

Note: We do not have figures for previous fiscal years since the Company was established during the fiscal year ended March 31, 2003.

3. Parent Company and Major Subsidiaries (As of March 31, 2003)

(1) Parent Company
      None.

(2) Major Subsidiaries

 -----------------------------------------------------------------------------------------------------------------------------
                                                                                                           Amount of dividends
                                                                                                             paid to Millea
                                                                                               Ratio of     Holdings for the
                                                                                  Paid-up       Millea      fiscal year ended
                                                                    Date of     capital (Yen   Holdings'     March 31, 2003
         Company name            Location    Major Business      incorporation  in millions) voting rights  (Yen in millions)
 ------------------------------------------------------------------------------------------------------------------------------
 (Consolidated subsidiaries)

 The Tokio Marine and Fire    Tokyo, Japan  Property & casualty    Mar. 20, 1944     101,994    100.0%           39,827
 Insurance Company, Limited                 insurance

 The Nichido Fire and Marine  Tokyo, Japan  Property & casualty    Jan. 25, 1914      50,550    100.0%            9,300
 Insurance Company, Limited                 insurance

 The Tokio Marine Life        Tokyo, Japan  Life insurance         Aug. 6, 1996       30,000    100.0%              -
 Insurance Company, Limited                                                                    (100.0)

 The Nichido Life Insurance   Tokyo, Japan  Life insurance         Aug. 8, 1996       10,000    100.0%              -
 Company, Limited                                                                              (100.0)

 Tokio Marine Asset           Tokyo, Japan  Securities investment  Dec. 9, 1985          200     97.5%              -
 Management Co., Ltd.                       advisory business                                   (97.5)

 The Tokio Marine Career      Tokyo, Japan  Temporary staffing     June 1, 1984           60    100.0%              -
 Service Company, Limited                   service

 Trans Pacific Insurance      New York,     Property & casualty    Jan. 21, 1982         601    100.0%              -
 Company                      N.Y., U.S.A.  insurance                                          (100.0)

 The Tokio Marine Europe      London, U.K.  Property & casualty    Sep. 15, 1970       6,630    100.0%              -
 Insurance Limited                          insurance                                          (100.0)

 Tokio Marine Global Re       Dublin,       Property & casualty    Dec. 6, 1996          108    100.0%              -
 Limited                      Ireland       insurance                                          (100.0)

 The Tokio Marine and Fire    Singapore,    Property & casualty    May 16, 1977        1,700     80.0%              -
 Insurance Company            Singapore     insurance                                           (80.0)
 (Singapore) Pte. Ltd.

 The Tokio Marine and Fire    Hong Kong,    Property & casualty    Apr. 13, 1973         770    100.0%              -
 Insurance Company (Hong      China         insurance                                          (100.0)
 Kong) Limited

 -------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Amount of dividends
                                                                                                             paid to Millea
                                                                                               Ratio of     Holdings for the
                                                                                  Paid-up       Millea      fiscal year ended
                                                                    Date of     capital (Yen   Holdings'     March 31, 2003
         Company name            Location    Major Business      incorporation  in millions) voting rights  (Yen in millions)
 -------------------------------------------------------------------------------------------------------------------------------
 Tokio Marine Brasil          Sao Paulo,    Property & casualty    Jan. 1, 1973        1,822     91.3%              -
 Seguradora S.A.              Brazil        insurance                                           (91.3)

 Tokio Millennium Re Ltd.     Hamilton,     Property & casualty    Mar. 15, 2000      12,020    100.0%              -
                              Bermuda       insurance                                          (100.0)

 Nichido Investment           Munsbach,     Securities investment  Mar. 31, 1987       6,010    100.0%              -
 (Luxembourg) S.A.            Luxembourg                                                       (100.0)

 Tokio Marine Financial       Georgetown,   Derivatives business   Dec. 4, 1997            6    100.0%              -
 Solutions Ltd.               Cayman                                                           (100.0)
                              Islands

 (A subsidiary accounted for
 by equity method)
                              Honolulu,
 First Insurance Company of   Hawaii,       Property & casualty    Aug. 6, 1982          513     50.0%              -
 Hawaii, Ltd.                 U.S.A.        insurance                                           (50.0)

Notes:   1. This table sets forth consolidated subsidiaries and a subsidiary accounted for by equity method as important subsidiaries.

         2. The yen amounts of paid-up capital of subsidiaries located outside of Japan have been translated at the currency exchange rate as of March 31, 2003.

         3. Figures in brackets shown in Millea Holdings' voting rights are the ownership ratio of subsidiaries prescribed by Article 2-3, paragraph 2 of the Enforcement Regulations of the Insurance Business Law.

         4. Consolidated business results and financial conditions are as follows.

                                                     (Yen in millions)
                  -------------------- -------------------------------
                                             For the fiscal year ended
                                                        March 31, 2003
                  -------------------- -------------------------------
                  Ordinary income                            2,929,011
                  Ordinary profit                              100,872
                  Net income                                    56,616
                  Stockholder's equity                       1,804,933
                  Total assets                               9,945,809
                  -------------------- -------------------------------

4. Offices (As of March 31, 2003)

-------------------------------------------------------------------------------
                                        Location              Established as of
-------------------------------------------------------------------------------
Head Office  5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan    April 2, 2002

5. Employees

   1) Number of employees:
      ---------------------------------------------------------------
                   As of March    As of March            Increase
                     31, 2002       31, 2003            (decrease)
      ---------------------------------------------------------------
       Total           -                 135              -

   2) Average age of employees (As of March 31, 2003): 42.9 years

   3) Average length of service of employees (As of March 31, 2003): 19.0 years

   4) Average amount of monthly salaries for employees:
                                                   766 thousand yen per employee

Notes: 1. All employees of the Company are seconded from Tokio Marine or Nichido Fire. Average length of service includes the years of service at these companies.

       2. "Average amount of monthly salaries" is the average amount of ordinary monthly salaries in March 2003 and includes overtime and holiday allowances but does not include bonuses.

       3. As for average age and average length of service of employees, numbers smaller than 0.1 are rounded down.

       4. Figures as of the end of the previous fiscal year are not shown since the Company was newly established during the fiscal year ended
          March 31, 2003.

6. Common Stock (As of March 31, 2003)

        1) Total number of shares authorized to be issued:    7,000,000

        2) Total number of the shares outstanding:            1,857,048.75

        3) Total number of shareholders:                      105,364

7. Major Shareholders (As of March 31, 2003)

                                                                              Capital contribution
                                          Capital contribution                by the Company to
                                          to the Company                      major shareholders
                                          ----------------------------------- -------------------------------
                                          Number of          Ratio of         Number of         Ratio of
               Shareholders               shares held        voting rights    shares held       voting rights
 ---------------------------------------- ----------------- ----------------- ----------------- -------------
  The Master Trust Bank of Japan, Ltd.        111,762              6.1%            -                    -%
  (Trust Account)

  Japan Trustee Services Bank, Ltd.            77,995              4.3             -                    -
  (Trust Account)

  The Bank of Tokyo-Mitsubishi, Ltd.           74,134              4.0             -                    -

  Nats Cumco                                   66,093              3.6             -                    -

  State Street Bank and Trust Company          52,730              2.9             -                    -

  Meiji Life Insurance Company                 41,391              2.3             -                    -

  Mizuho Corporate Bank, Ltd.                  30,959              1.7             -                    -

  Trust & Custody Services Bank, Ltd.          28,148              1.5             -                    -
  as a trustee for Mizuho Trust
  Retirement Benefits Trust Account for
  Mitsubishi Heavy Industries

  The Chase Manhattan Bank N.A. London         26,833              1.5             -                    -
  SL Omnibus Account

  The Mitsubishi Trust and Banking             26,638              1.5             -                    -
  Corporation

Notes: 1.   Nats Cumco is the corporate nominee holder of common stock deposited for the issuance of ADRs.

       2. Tokio Marine and Nichido Fire, both of which are wholly-owned subsidiaries of the Company, invest in Mitsubishi Tokyo Financial Group, Inc. as set forth in the following table. The Bank of Tokyo-Mitsubishi, Ltd., and the Mitsubishi Trust and Banking Corporation are subsidiaries of Mitsubishi Tokyo Financial Group, Inc.

                           Capital contribution of Tokio Marine     Capital contribution of Nichido Fire
                           ---------------------------------------- -------------------------------------
                           Number of shares   Ratio of voting       Number of shares      Ratio of voting
                           held               rights                held                  rights
                           ------------------ --------------------- --------------------- ---------------
         Mitsubishi
         Tokyo  Financial            115,112                  1.9%                 1,310             0.0%
         Group, Inc.

      3. Tokio Marine and Nichido Fire, both of which are wholly-owned subsidiaries of the Company, invest in Mizuho Financial Group, Inc. as set forth in the following table. Mizuho Corporate Bank, Ltd. is a subsidiary of Mizuho Financial Group, Inc.

                           Capital contribution of Tokio Marine     Capital contribution of Nichido Fire
                           ---------------------------------------- -------------------------------------
                           Number of Shares   Ratio of voting       Number of Shares      Ratio of voting
                           Held               rights                Held                  rights
                           ------------------ --------------------- --------------------- ---------------
         Mizuho
         Financial                    10,981                  0.1%                23,800              0.3%
         Group, inc.

      4. 28,148 shares held by Trust & Custody Services Bank, Ltd. as a trustee for Mizuho Trust Retirement Benefits Trust Account for Mitsubishi Heavy Industries is an asset trusted by Mitsubishi Heavy Industries, Ltd. as retirement benefits trust. Tokio Marine, a wholly-owned subsidiary of the Company, invest in Mitsubishi Heavy Industries, Ltd. as set forth in the following table.

                           Capital contribution of Tokio Marine
                           ----------------------------------------
                           Number of shares   Ratio of voting
                           held               rights
                           ------------------ ---------------------
         Mitsubishi
         Heavy                    63,000,000                  1.9%
         Industries, Ltd.

8. Acquisition, disposition and retention of the Company's own shares

      1)    Acquisition
            Repurchase of fractional shares:
            Common stock            5,113.83 shares
            Total amount            5,038,483 thousand yen

      2)    Disposition
            None.

      3)    Number of treasury shares held as of fiscal year end
            Common stock            5,113.83 shares

9. Principal Lenders

    None.

10. Directors and Corporate Auditors (As of March 31, 2003)

                                                            Assigned duties or principal
         Position                        Name                       occupation
---------------------------- ----------------------------- ----------------------------------------
Representative                Tomio Higuchi                President of Nichido Fire
Director and
Chairman of the Board


Representative                Kunio Ishihara               President of Tokio Marine
Director and
President

Representative                Tatsuhiko Hirose             Assistant to the President
Director and                                               In charge of Corporate Finance Dept. and Personnel
Executive Vice                                             and Corporate Administration Dept.
President                                                  Assistant to the Director in charge of Corporate
                                                           Legal and Risk Management Dept.

Representative                Akihiko Mori                 Assistant to the President
Director and                                               In charge of Business Strategy Dept. and Corporate
Executive Vice                                             Legal and Risk Management Dept.
President                                                  Assistant to the Director in charge of Corporate
                                                           Planning Dept.

Managing Director             Yasuo Yaoita                 Corporate Planning Dept. (General Manager)

Director                      Koukei Higuchi               Chairman of the Board of Tokio Marine

Director                      Takashi Aihara               Chairman of Nichido Fire

Director                      Hirotada Seyama              Executive Vice President of Tokio Marine

Director                      Shoji Ueno                   Executive Vice President of Tokio Marine

Director                      Yasuo Tago                   Senior Managing Director of Nichido Fire

Director                      Minoru Makihara              Chairman of the Board of Directors of Mitsubishi
                                                           Corporation

Director                      Masamitsu Sakurai            President of Ricoh Company, Ltd.

Director                      Haruo Shimada                Professor, Faculty of Economics, Keio University


Standing                      Takehisa Kikuchi
Corporate
Auditor

                                                            Assigned duties or principal
         Position                        Name                       occupation
---------------------------- ----------------------------- ----------------------------------------
Standing                      Sadao Yamamoto
Corporate
Auditor

Corporate Auditor            Toshio Hashimoto              Standing Corporate Auditor of Tokio Marine

Corporate Auditor            Iwao Hanaoka                  Attorney-at-law

Corporate Auditor            Shigemitsu Miki               President of The Bank of Tokyo-Mitsubishi, Ltd.
                                                           President of Mitsubishi Tokyo Financial Group, Inc.

     Notes:
      1. Messrs. Minoru Makihara, Masamitsu Sakurai and Haruo Shimada, Directors, are outside directors prescribed by Article 188, paragraph 2, item 7-2 of the Commercial Code.

      2. Messrs. Iwao Hanaoka and Shigemitsu Miki, Corporate Auditors, are outside corporate auditors prescribed by Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

11. Remuneration and other compensation to directors and auditors

This item is not applicable since the Company does not provide for the reduction of liability of its directors and auditors in its Articles of Incorporation.

12. Stock acquisition rights

This item is not applicable since the Company has not issued any stock acquisition rights.

13. Events that have occurred subsequent to the balance sheet date

On April 1, 2003, the Company acquired the life insurance subsidiary management business from Tokio Marine and Nichido Fire, and made Tokio Marine Life (subsidiary of Tokio Marine) and Nichido Fire Life (subsidiary of Nichido Fire) its direct subsidiaries.

On the same day, the Company aquired the Asian insurance subsidiary management business from Tokio Marine.

As a result of the accounting treatment pursuant to "Accounting for Division of Corporations" (Japanese Institute of Certified Public Accountants, March 31,
2001) for the above transaction, retained earnings decreased in the amount of 7,005 million yen.

Note: Millea Holdings is contributing its equity interests in its Asian subsidiaries and affiliates to Millea Asia which is responsible for the insurance business in Asia.

14. Other important information regarding the Company

    None.

(Japanese GAAP)
                                        Non-Consolidated Balance Sheet

                                            As of March 31, 2003

                                                                                                            (Yen in millions)
 ----------------------------------------------------------   ---------------------------------------------------------------
 Assets                                                       Liabilities and stockholders' equity
 ----------------------------------------------------------   ---------------------------------------------------------------
 Current assets                                     25,699    Current liabilities                                        492
  Cash, deposits and savings                        16,053     Accounts payable                                           53
  Prepaid expenses                                       1     Accrued expenses                                           11
  Deferred tax assets                                  101     Accrued income taxes                                      172
  Receivables                                        9,541     Accrued business taxes                                      4
  Others                                                 2     Accrued consumption tax                                   105
                                                               Deposits received                                           7
 Non-current assets                              2,180,845     Reserve for bonus                                         137
  Tangible fixed assets                                320     Others                                                      0
    Building                                           226
    Motor vehicles and transport equipment               7    Total Liabilities                                          492
    Office equipment                                    85    --------------------------------------------------------------
                                                              Common stock                                           150,000
  Intangible fixed assets                                0    Capital surplus                                      2,011,485
    Telephone right                                      0     Additional paid-in capital                          2,011,485
                                                              Retained earnings                                       49,605
  Investments and other assets                   2,180,524     Unappropriated retained earnings                       49,605
    Investments in subsidiaries                  2,180,500         Net income                                         49,605
    Deferred tax assets                                 24    Treasury stock                                        (-)5,038

                                                              Total stockholders' equity                           2,206,053
 ----------------------------------------------------------   ---------------------------------------------------------------
 Total assets                                    2,206,545    Total liabilities and stockholders' equity           2,206,545
 ----------------------------------------------------------   ---------------------------------------------------------------

(Japanese GAAP)
                       Non-Consolidated Income Statement

                    For the fiscal year ended March 31, 2003
                     (From April 2, 2002 to March 31, 2003)

                                                         (Unit: Yen in millions)
 -------------------------------------------------------------------------------
                              Ordinary Income and Expenses
                              ----------------------------
  Operating income and expenses
  Operating income                                                       52,928
     Dividends from subsidiaries                                         49,127
     Management fees from subsidiaries                                    3,800

  Operating expenses                                                      3,057
     Underwriting and general administrative expenses                     3,057

  Operating profit                                                       49,870
 -------------------------------------------------------------------------------
  Non-operating income and expenses
  Non-operating income                                                       95
     Interest earned                                                          0
     Commission earned                                                       57
     Compensation for certain costs                                          35
     Other non-operating income                                               1

  Non-operating expenses                                                      1
     Interest accrued                                                         1
     Other non-operating expenses                                             0

 -------------------------------------------------------------------------------
  Ordinary profit                                                        49,964
 -------------------------------------------------------------------------------

  Income before income taxes                                             49,964
  Income taxes                                                              484
  Income taxes - deferred                                                (-)125
  Net income for the year                                                49,605
  Unappropriated retained earnings at year end                           49,605
 -------------------------------------------------------------------------------

Significant accounting policies

1.   Valuation of securities

     Investments in subsidiaries are stated at cost determined by the moving-average method.

2.   Depreciation for fixed assets

     Depreciation of tangible fixed assets other than buildings (excluding auxiliary facilities attached to the building) is computed using the declining-balance method principally over the following useful lives.
           Equipment and furniture          3 to 15 years
           Buildings                        15 to 18 years

3.   Reserve
     In order to prepare for employees' bonus payments, Millea Holdings accrues a reserve for employees' bonuses based on the estimated amount of payments attributable to the fiscal year ended March 31, 2003.

4.   Lease transactions
     Finance lease transactions other than those deemed to transfer the ownership of the leased property to the lessee are accounted for by a method similar to that applicable to ordinary lease transactions.

5.   Consumption taxes
     Consumption taxes and local consumption taxes are accounted for by the tax-segregated method.

Notes to non-consolidated balance sheet

1. The total amount of monetary debts owed by the Company to its subsidiaries was 5 million yen.

2. Accumulated depreciation of tangible fixed assets amounted to 67 million yen.

3. Other than properties and equipment recognized in the balance sheet, principal assets used under lease contracts are computers.

4.   Principal assets denominated in foreign currencies
           Investments in subsidiaries: 15,196 million yen, which consist of 196,403 thousand Singapore dollars and 542,000 thousand Thai baht.

5. Net income per share of common stock for the fiscal year ended March 31, 2003 amounted to 26,760.91 yen.
           Net income for the year: 49,605 million yen
           Net income for the year related to shares of common stock: 49,605 million yen
           Average number of shares outstanding for the year ended March 31, 2003: 1,853,668

6.   All amounts less than one million yen are rounded down.

Notes to non-consolidated statement of income

1.   Transactions with subsidiaries;
           Operating income: 52,928 million yen

           Operating expenses: 500 million yen
           Transactions other than operating transactions: 5,684 million yen

2.   All amounts less than one million yen are rounded down.

   Proposed Appropriation of Profit for the Fiscal Year Ended March 31, 2003



                                                                          (Yen)
   Unappropriated retained earnings:                             49,605,872,221

   Appropriation of retained earnings:                           30,519,349,200
            Dividend (10,000 yen per share)                      18,519,349,200
            Voluntary reserve                                    12,000,000,000
            (General reserve                                     12,000,000,000)

   Retained earnings carried forward to the next year:           19,086,523,021

                          Independent Auditors' Report
                             (English Translation)

                                                                   May 26, 2003
To the Board of Directors
Millea Holdings, Inc.
                                         ChuoAoyama Audit Corporation

                                           Yoshihiro Masago, CPA
                                           Representative and Engagement Partner
                                           Akira Yamate, CPA
                                           Representative and Engagement Partner
                                           Susumu Arakawa, CPA
                                           Engagement Partner


We have audited, pursuant to Article 2 of the "Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha" of Japan, the financial statements, which consist of the balance sheet, profit and loss statement, business report (limited to the accounting figures included therein) and proposal for appropriation, and supplementary schedules (limited to the accounting figures included therein) of Millea Holdings, Inc. (hereinafter referred to as the "Company") for the 2002 fiscal year from April 2, 2002 to March 31, 2003. The portion of the business report and supplementary schedules subject to our audit are those derived from the accounting books and records of the Company. These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.

As a result of our audit, it is our opinion that:

(1) The balance sheet and profit and loss statement present fairly the financial position and results of operation of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(2) The business report of the Company (limited to the accounting figures included therein) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(3) The proposal for appropriation is presented in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(4) There is nothing in respect of the supplementary schedules (limited to the accounting figures included therein) that is required to be mentioned by the provisions of the Commercial Code of Japan.

The subsequent events stated in the business report will have material influence on the state of property and profit and loss of the Company in the subsequent fiscal year(s).

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Copy of Corporate Auditors' Audit Report


                                  Audit Report


Having received and examined reports from each Corporate Auditor on the method as well as results of audit with respect to the performance by directors of their duties during the fiscal year from April 2, 2002 to March 31, 2003, and as a result of the consultation among the members of the Board, we, the undersigned Board of Corporate Auditors, report as follows:

1. Summary of the Method of Audit by Corporate Auditors

Pursuant to the audit policy and the audit plan set by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the Board of Directors and other important meetings, received reports on business activities from directors and employees, inspected important decision-making documents, made investigations of the activities and state of property of the Company. In addition, each Corporate Auditor received reports from subsidiaries to investigate their business activities whenever necessary. We also received accounting auditors' report and explanation on audit, and examined the financial statements as well as supplementary schedules.

In addition to the method of audit mentioned above, we conducted a thorough investigation of the particulars of the relevant transactions, as we deemed necessary, by receiving reports from directors and employees concerned, with respect to competing transactions by directors, transactions involving conflicting interests between directors and the Company, any gratuitous grant of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposition of the Company's own stock.

2. Results of Audit

(1) That the method and results of the audit made by the accounting auditors, ChuoAoyama Audit Corporation, are found to be appropriate.

(2) That the business report is found to present fairly the state of the Company in accordance with applicable law and the Articles of Incorporation.

(3) That the proposed appropriation of profit is found to have nothing to be pointed out in light of the state of property of the Company and other circumstances.

(4) That the supplementary schedules are found to present fairly the matters to be included therein and to contain nothing to be pointed out.

(5) That in connection with the performance by directors of their duties, including those relating to subsidiaries, no dishonest act or violation of applicable law or the Articles of Incorporation is found to exist.

We find that there is no breach of duties on the part of the directors with respect to competing transactions by directors, transactions involving conflicting interests between directors and the Company, any gratuitous grant of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders as well as acquisition and disposition of the Company's own stock.

May 28, 2003

                             Board of Corporate Auditors,
                             Millea Holdings, Inc.

                                Takehisa Kikuchi, Standing Corporate Auditor
                                Sadao Yamamoto, Standing Corporate Auditor
                                Toshio Hashimoto, Corporate Auditor
                                Iwao Hanaoka, Corporate Auditor
                                Shigemitsu Miki, Corporate Auditor




Note: Messrs. Iwao Hanaoka and Shigemitsu Miki are Corporate Auditors prescribed by Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

             Reference Materials for the Exercise of Voting Rights


I. Total number of voting rights held by shareholders:
                                            1,833,272


II. Proposals to be acted upon and matters for reference:

Item 1. Approval of the proposed appropriation of profit for the fiscal year ended March 31, 2003 (from April 2, 2002 to March 31, 2003)

The particulars of this resolution are set forth on page 21.

With respect to the appropriation of profit, taking into consideration the Company's business results, circumstances affecting management and various other factors, the management seeks to maintain dividend payments on a consistent basis as well as to strengthen the Company's internal reserve.

Regarding dividends for the year ended March 31, 2003 the management proposes the payment of dividends of 10,000 yen per share. It is also proposed that 12,000,000,000 yen be set aside as special reserve.

Item 2. Reduction of additional paid-in capital

It is proposed that additional paid-in capital in the amount of 2,011,485,698,093 yen be reduced by 500,000,000,000 yen pursuant to Article 289, paragraph 2 of the Commercial Code, and the amount of 500,000,000,000 yen be transferred to other capital surplus in preparation for future financial policies such as a repurchase of the Company's own shares.

Item 3. Repurchase of shares

Subject to the approval of item 2 as proposed, it is proposed that repurchases of the Company's own shares pursuant to Article 210 of the Commercial Code be authorized up to an aggregate number of 120,000 shares of common stock and up to an aggregate purchase price of 100,000,000,000 yen, from the time of termination of this Meeting to the time of termination of the next ordinary general meeting of shareholders, in order to implement flexible financial policies.

Item 4. Amendments to the Articles of Incorporation

It is proposed that certain amendments be made to the Articles of Incorporation in response to the enactment of the "Law Amending the Commercial Code and Other Related Laws" (Law No. 128, 2001), the "Law regarding Arrangement of the Related Laws in connection with the Enforcement of the Law Amending the Commercial Code and Other Related Laws" (Law No. 129, 2001), the "Law Amending the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha" (Law No. 149, 2001) and the "Law Amending the Commercial Code and Other Related Laws" (Law No. 44, 2002).

Proposed amendments are set forth below:

Insertion of the new Article 6.

Proposed amendment:

(Additional purchase of fractional shares by holders of fractional shares)
Article 6.

           1. A holder of fractional shares may request the Company to sell to such holder such amount of fractional shares which will, when added together with the fractional shares held by the holder, constitute one share of stock.

           2. The Company may decide not to accommodate a request made pursuant to the foregoing paragraph 1, if the Company does not hold any shares available for such sale.

Reasons for the amendment:

This new article is to be inserted in response to an introduction of procedures for additional purchases of fractional shares following the establishment of such procedures by the enactment of the "Law Amending the Commercial Code and Other Related Laws" (Law No. 44, 2002)

Article 6.

Current article:

(Transfer agent)
Article 6.
           1.   [Omitted]
           2.   [Omitted]
           3. The register of shareholders (which term, when used throughout these Articles of Incorporation, includes the register of beneficial shareholders) and the register of holders of fractional shares of the Company shall be kept at the transfer agent's business office. Registration of transfers of shares, entries in the register of fractional shares and any other business relating to the Company's shares and fractional shares shall be handled by the transfer agent, and not by the Company.

Proposed amendment:

(Transfer agent)
Article 7.
           1.   [Not amended]
           2.   [Not amended]
           3. The register of shareholders (which term, when used throughout these Articles of Incorporation, includes the register of beneficial shareholders), the register of holders of fractional shares and the register of lost share certificates of the Company shall be kept at the transfer agent's business office. Registration of transfers of shares, entries, including entries by electronic means, in the register of fractional shares and the register of lost share certificates, purchases and sales of fractional shares and any other business relating to the Company's shares and fractional shares shall be handled by the transfer agent, and not by the Company.

Reasons for the amendment:

The current Article 6 is to be renumbered Article 7 due to the insertion of the new article 6. Accordingly, necessary changes are to be made to renumber the subsequent articles through Article 33.

Necessary changes are to be made in connection with the preparation of register of shareholders and other corporate documents in electronic form permitted by the enactment of the "Law Amending the Commercial Code and Other Related Laws" (Law No. 128, 2001) and the "Law regarding Arrangement of the Related Laws in connection with the Enforcement of the Law Amending the Commercial Code and Other Related Laws" (Law No. 129, 2001), the establishment of nullification procedures for lost share certificates by the enactment of the "Law Amending the Commercial Code and Other Related Laws" (Law No. 44, 2002) and the introduction of procedures for additional purchases of fractional shares as stated above.


Article 7.

Current article:

(Share Handling Regulations)
Article 7.
           The denominations of share certificates to be issued by the Company, the registration of transfers of shares, the making of entries in the register of fractional shares and any other proceedings concerning the Company's shares and fractional shares, including the fees therefor, shall be governed by the Share Handling Regulations adopted by the Board of Directors from time to time.

Proposed amendment:

(Share Handling Regulations)
Article 8.
           The denominations of share certificates to be issued by the Company, the registration of transfers of shares, the making of entries, including entries by electronic means, in the register of fractional shares and the register of lost share certificates, purchases and sales of fractional shares and any other proceedings concerning the Company's shares and fractional shares, including the fees therefor, shall be governed by the Share Handling Regulations adopted by the Board of Directors from time to time.

Reasons for the amendment:

As detailed above, these changes are necessary in connection with the preparation of register of shareholders and other corporate documents in electronic form, the establishment of nullification procedures for lost share certificates and the introduction of procedures for additional purchases of fractional shares.


Article 8.

Current article:

(Record date)
Article 8.

           1. Shareholders having voting rights who appear in the register of shareholders as of the close of business on March 31 in each year shall be treated by the Company as the shareholders entitled to exercise rights at the ordinary general meeting of shareholders relating to the business year ending on that March 31.
           2. In addition to the preceding paragraph, the Company may, by giving prior public notice in accordance with a resolution of the Board of Directors, treat the shareholders (or the registered pledgees) appearing in the register of shareholders, and/or the holders of fractional shares appearing in the register of fractional shares, as of the close of business on a specified date as the shareholders (or the registered pledgees) and/or the holders of fractional shares entitled to exercise rights in respect of specified matters.

Proposed amendment:

(Record date)
Article 9.
           1. Shareholders having voting rights who appear in the register of shareholders, including those recorded by electronic means, as of the close of business on March 31 in each year shall be treated by the Company as the shareholders entitled to exercise rights at the ordinary general meeting of shareholders relating to the business year ending on that March 31.
           2. In addition to the preceding paragraph, the Company may, by giving prior public notice in accordance with a resolution of the Board of Directors, treat the shareholders (or the registered pledgees) appearing in the register of shareholders, including those recorded by electronic means, and/or the holders of fractional shares appearing in the register of fractional shares, including those recorded by electronic means, as of the close of business on a specified date as the shareholders (or the registered pledgees) and/or the holders of fractional shares entitled to exercise rights in respect of specified matters.

Reasons for the amendment:

As detailed above, these changes are necessary in connection with the preparation of the register of shareholders and other corporate documents in electronic form.


Article 9.

Current article:

Article 9.   [Omitted]

Proposed amendment:


Article 10.   [Not amended except for the article number]

Article 10.

Current article:

Article 10.   [Omitted]

Proposed amendment:

Article 11.   [Not amended except for the article number]


Article 11.

Current article:

Article 11.
         1.   [Omitted]

Proposed amendment:

Article 12.
         1.   [Not amended]

           [New paragraph to be inserted]
         2. Resolutions to be adopted pursuant to Article 343 of the Commercial Code shall be adopted by not less than two-thirds of the voting rights held by shareholders present at the meeting who hold not less than one-third of the votes of all shareholders.

Reasons for the amendment:

The quorum necessary to adopt a resolution at a general meeting of shareholders pursuant to Article 343 of the Commercial Code may be reduced from a majority to not less than one-third of the votes of all shareholders by providing for such quorum in the Articles of Incorporation. In connection therewith, the new paragraph is proposed to be inserted.


Article 12 to Article 23.

Current articles:

Articles 12 to 23.   [Omitted]

Proposed amendment:

Articles 13 to 24.   [Not amended except for the article numbers]


Article 24.

Current article:

(Term of office)
Article 24. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held in respect of the third business year to end after their assumption of office.

Proposed amendment:

(Term of office)
Article 25. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held in respect of the fourth business year to end after their assumption of office.

Reasons for the amendment:

These changes are necessary in connection with the extension of the term of office of statutory auditors by the enactment of the "Law Amending the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha" (Law No. 149, 2001).


Articles 25 to 31.

Current articles:

Articles 25 to 31.   [Omitted]

Proposed amendment:

Articles 26 to 32.   [Not amended except for the article numbers]


Article 32

Current article:

(Dividends)
Article 32.
Dividends to shareholders shall be paid to the shareholders (or the registered pledgees) appearing in the register of shareholders, and to the holders of fractional shares appearing in the register of fractional shares, as of the close of business on March 31 of each year.

Proposed amendment:

(Dividends)
Article 33.
Dividends to shareholders shall be paid to the shareholders (or the registered pledgees) appearing in the register of shareholders, including those recorded by electronic means, and to the holders of fractional shares appearing in the register of fractional shares, including those recorded by electronic means, as of the close of business on March 31 of each year.

Reasons for the amendment:

As detailed above, these changes are necessary in connection with the preparation of the register of shareholders and other corporate documents in electronic form.


Article 33.

Current article:

(Interim dividends)
Article 33.
The Company may, by resolution of the Board of Directors, distribute dividends as provided for in Article 293-5 of the Commercial Code of Japan (hereinafter referred to as "interim dividends") to shareholders (or registered pledgees) appearing in the register of shareholders, and to holders of fractional shares appearing in the register of fractional shares, as of the close of business on September 30 of each year.

Proposed amendment:

Article 34.
The Company may, by resolution of the Board of Directors, distribute dividends as provided for in Article 293-5 of the Commercial Code of Japan (hereinafter referred to as "interim dividends") to shareholders (or registered pledgees) appearing in the register of shareholders, including those recorded by electronic means, and to holders of fractional shares appearing in the register of fractional shares, including those recorded by electronic means, as of the close of business on September 30 of each year.

Reasons for the amendment:

As detailed above, these changes are necessary in connection with the preparation of register of shareholders and other corporate documents in electronic form.


Article 34.

Current article:

(Conversion of convertible bonds and dividends)
Article 34.
The first dividend or interim dividend on shares of common stock issued upon any conversion of the Company's convertible bonds (including on any fractional shares issued in connection therewith) shall be paid on the assumption that the conversion took place on April 1, if the conversion request is made from April 1 to September 30, or on October 1, if the conversion request is made from October 1 to March 31 of the following year.

Proposed amendment:

         [To be deleted entirely]

Reasons for the amendment:

This article is to be deleted since there is no further need for a stipulation in the Articles of Incorporation with regard to a conversion of convertible bonds and dividends due to the enactment of the "Law Amending the Commercial Code and Other Related Laws" (Law No. 128, 2001).

Item 5. Election of 11 directors

The term of office of all 13 directors will expire at the close of this Meeting. Accordingly, the election of the following 11 directors are proposed. The candidates for directors are as follows:

                                                                                                           Number of
               Name                                                                                        Company's
          (Date of birth)           Brief personal history and representation of other companies          shares held
------------------------------------------------------------------------------------------------------------------------
 (a)       Tomio Higuchi     April    1965     Joined Nichido Fire                                        33.53 shares
        (October 22, 1942)                     Served as General Manager of Corporate Marketing
                                               Dept., General Manager of Personnel Dept. and General
                                               Manager of 1st Personnel Dept. of Nichido Fire
                                               consecutively
                             June     1993     Director and General Manager of 1st Personnel Dept. of
                                               Nichido Fire
                             June     1995     Managing Director  and General Manager of  1st
                                               Personnel Dept. of Nichido Fire
                             April    1996     Managing Director and Senior General Manager of
                                               Marketing & Sales Promotion Headquarters of Nichido
                                               Fire
                             April    1998     Managing Director of Nichido Fire
                             June     1998     Senior Managing Director of Nichido Fire
                             June     2000     Vice-President of Nichido Fire
                             April    2001     Vice-President and Senior General Manager of Marketing
                                               & Sales Promotion Headquarters of Nichido Fire
                             June     2001     President and Senior General Manager of Marketing &
                                               Sales Promotion Headquarters of Nichido Fire
                             April    2002     President of Nichido Fire (to present)
                             April    2002     Chairman of the Board of Millea Holdings (to present)
                             (Representation of other companies)
                                President of Nichido Fire
------------------------------------------------------------------------------------------------------------------------
 (b)      Kunio Ishihara     April    1996     Joined Tokio Marine                                        49.84 shares
        (October 17, 1943)                     Served as General Manager of Information Systems
                                               Development Dept. and General Manager of Information
                                               Systems Management Dept. of Tokio Marine consecutively
                             June     1995     Director and General Manager of Hokkaido Regional
                                               Headquarters of Tokio Marine
                             June     1998     Managing Director and General Manager of Hokkaido
                                               Regional Headquarters of Tokio Marine
                             July     1998     Managing Director and General Manager of Hokkaido
                                               Division of Tokio Marine
                             June     1999     Managing Director of Tokio Marine
                             June     2000     Senior Managing Director of Tokio Marine
                             June     2001     President of Tokio Marine (to present)
                             April    2002     President of Millea Holdings (to present)
                             (Representation of other companies)
                                President of Tokio Marine

---------------------------------------------------------------------------------------------------------------------------
                 Name                  Brief personal history and representation of other companies          Number of
            (Date of birth)                                                                                  Company's
                                                                                                            shares held
---------------------------------------------------------------------------------------------------------------------------
 (c)         Yasuo Yaoita        May      1970     Joined Tokio Marine                                      28.47 shares
          (November 13, 1947)                      Served as General Manager of Aviation Dept. and
                                                   General Manager of Personnel Planning Dept. of
                                                   Tokio Marine consecutively
                                 June     2000     Director and General Manager of Corporate Planning
                                                   Dept. of Tokio Marine
                                 Oct.     2001     Director and General Manager, Corporate Planning
                                                   Dept. of Tokio Marine
                                 April    2002     Retired Director of Tokio Marine
                                 April    2002     Managing Director and General Manager of Corporate
                                                   Planning Dept. of Millea Holdings
                                 April    2003     Managing Director and General Manager of Merger
                                                   Planning Dept. of Millea Holdings (to present)
---------------------------------------------------------------------------------------------------------------------------
 (d)          Shoji Ueno         April    1967     Joined Tokio Marine                                      32.02 shares
          (February 5, 1944)                       Served as General Manager of Marketing & Planning
                                                   Dept., General Manager of Personnel Planning Dept.
                                                   and General Manager of Personnel & Organization
                                                   Planning Dept. of Tokio Marine consecutively
                                 June     1993     Director and General Manager of Personnel &
                                                   Organization Planning Dept. of Tokio Marine
                                 June     1995     Director and General Manager of Personnel Planning
                                                   Dept. of Tokio Marine
                                 June     1995     Director and General Manager of Non-Marine
                                                   Underwriting Dept. of Tokio Marine
                                 June     1996     Managing Director of Tokio Marine
                                 July     1998     Managing Director and General Manager of Tokyo
                                                   Automobile Industry Division of Tokio Marine
                                 June     1999     Senior Managing Director and General Manager of
                                                   Tokyo Automobile Industry Division of Tokio Marine
                                 Sept.    2000     Senior Managing Director of Tokio Marine
                                 June     2001     Executive Vice President of Tokio Marine (to
                                                   present)
                                 April    2002     Director of Millea Holdings (to present)
                                 (Representation of other companies)
                                    Executive Vice President of Tokio Marine
                                    President of The Tokio Marine Research Institute


---------------------------------------------------------------------------------------------------------------------------
                 Name                  Brief personal history and representation of other companies          Number of
            (Date of birth)                                                                                  Company's
                                                                                                            shares held
---------------------------------------------------------------------------------------------------------------------------
 (e)          Yasuo Tago         April    1966     Joined Nichido Fire                                      15.59 shares
          (January 13, 1944)                       Served as General Manager of Corporate Marketing
                                                   Dept., General Manager of Corporate Production
                                                   Dept., General Manager of First Production Dept. of
                                                   Corporate Marketing Headquarters, General Manager
                                                   of Tokyo Central Branch and General Manager of
                                                   Agency Dept. of Nichido Fire consecutively
                                 June     1996     Director and General Manager of Agency Dept. of
                                                   Nichido Fire
                                 June     1998     Managing Director and General Manager of Agency
                                                   Dept. of Nichido Fire
                                 April    1999     Managing Director and General Manager of Marketing
                                                   & Sales Promotion Headquarters and Agency Dept. of
                                                   Nichido Fire
                                 Oct.     1999     Managing Director and General Manager of Marketing
                                                   & Sales Promotion Headquarters (in charge of
                                                   Automobile Promotion) and Agency Dept. of Nichido
                                                   Fire
                                 April    2000     Managing Director, Senior General Manager of
                                                   Marketing & Sales Promotion Headquarters and
                                                   General Manager of Agency Dept. of Nichido Fire
                                 June     2000     Managing Director and Senior General Manager of
                                                   Marketing & Sales Promotion Headquarters of Nichido
                                                   Fire
                                 April    2001     Managing Director of Nichido Fire
                                 April    2002     Director of Millea Holdings (to present)
                                 June     2002     Senior Managing Director of Nichido Fire (to
                                                   present)
                                 (Representation of other companies)
                                    Senior Managing Director of Nichido Fire
---------------------------------------------------------------------------------------------------------------------------
 (f)        Minoru Makihara      March    1956     Joined Mitsubishi Corporation                            21.00 shares
          (January 12, 1930)
                                 June     1986     Director of Mitsubishi Corporation
                                 June     1988     Managing Director of Mitsubishi Corporation
                                 June     1990     Senior Managing Director of Mitsubishi Corporation
                                 June     1992     President of Mitsubishi Corporation
                                 June     1993     Director of Tokio Marine
                                 April    1998     Chairman of the Board of Directors of Mitsubishi
                                                   Corporation (to present)
                                 April    2002     Retired Director of Tokio Marine
                                 April    2002     Director of Millea Holdings (to present)
                                 (Representation of other companies)
                                    Chairman of the Board of Directors of Mitsubishi Corporation

---------------------------------------------------------------------------------------------------------------------------
                 Name                  Brief personal history and representation of other companies          Number of
            (Date of birth)                                                                                  Company's
                                                                                                            shares held
---------------------------------------------------------------------------------------------------------------------------
 (g)       Masamitsu Sakurai     April    1996     Joined Ricoh Company, Ltd.                                   None
           (January 8, 1942)
                                 June     1992     Director of Ricoh Company, Ltd.
                                 June     1994     Managing Director of Ricoh Company, Ltd.
                                 March    1995     Managing Director and General Manager, Research &
                                                   Development Group of Ricoh Company, Ltd.
                                 Jan.     1996     Managing Director and General Manager, Business
                                                   Development Center of Ricoh Company, Ltd.
                                 April    1996     President of Ricoh Company, Ltd. (to present)
                                 April    2002     Director of Millea Holdings (to present)
                                 (Representation of other companies)
                                    President of Ricoh Company, Ltd.
---------------------------------------------------------------------------------------------------------------------------
 (h)         Haruo Shimada       April    1967     Research Assistant, Faculty of Economics, Keio               None
          (February 21,1943)                       University
                                 April    1975     Associate Professor, Faculty of Economics, Keio
                                                   University
                                 April    1982     Professor, Faculty of Economics, Keio University
                                                   (to present)
                                 April    2002     Director of Millea Holdings (to present)
---------------------------------------------------------------------------------------------------------------------------
 (i)         Katsuo Handa        April    1968     Joined Tokio Marine                                      25.33 shares
            (June 29, 1944)                        Served as General Manager of Production Dept. III
                                                   of Nagoya Branch of Tokio Marine
                                 June     1995     Director and General Manager of Automobile
                                                   Marketing Promotion Dept. of Tokio Marine
                                 July     1996     Director and General Manager of Marketing Promotion
                                                   & Planning Dept. (Commercial Line) of Tokio Marine
                                 June     1998     Managing Director and General Manager of Kyushu
                                                   Branch of Tokio Marine
                                 July     1998     Managing Director and General Manager of
                                                   Kyushu/Okinawa Division of Tokio Marine
                                 June     1999     Managing Director of Tokio Marine
                                 Sept.    2000     Managing Director and General Manager of Tokyo
                                                   Automobile Industry Division of Tokio Marine
                                 June     2001     Senior Managing Director and General Manager of
                                                   Tokyo Automobile Industry Division of Tokio Marine
                                                   (to present)
                                 Oct.     2002     Director of Nichido Fire (to present)
                                 (Representation of other companies)
                                    Senior Managing Director of Tokio Marine

---------------------------------------------------------------------------------------------------------------------------
                 Name                  Brief personal history and representation of other companies          Number of
            (Date of birth)                                                                                  Company's
                                                                                                            shares held
---------------------------------------------------------------------------------------------------------------------------
 (j)         Yukiteru Noji       April    1965     Joined Nichido Fire                                      12.93 shares
             (May 4, 1942)                         Served as General Manager of Corporate Marketing
                                                   Division of Second Metropolitan Headquarters,
                                                   General Manager of Second Production Dept. of
                                                   Corporate Marketing Headquarters and General
                                                   Manager of Hamamatsu Branch of Nichido Fire
                                                   consecutively
                                 June     1995     Director and General Manager of Kobe Branch of
                                                   Nichido Fire
                                 April    1997     Director and General Manager of Automobile
                                                   Insurance Marketing & Sales Promotion Dept. of
                                                   Nichido Fire
                                 June     1998     Managing Director and General Manager of Corporate
                                                   Marketing Headquarters of Nichido Fire
                                 April    2000     Managing Director of Nichido Fire (to present)
---------------------------------------------------------------------------------------------------------------------------
 (k)         Toshiro Yagi        April    1971     Joined Tokio Marine                                      17.61 shares
          (November 1, 1947)                       Served as General Manager of Non-Marine
                                                   Underwriting Dept. and General Manager of Chemical
                                                   Industry Production Dept., Tokyo Corporate Business
                                                   Division I of Tokio Marine consecutively
                                 June     2001     Director and General Manager of Chemical Industry
                                                   Production Dept., Tokyo Corporate Business Division
                                                   I of Tokio Marine
                                 Oct.     2001     Director and General Manager of Coporate Planning
                                                   Dept. of Tokio Marine
                                 June     2002     Director(*) and General Manager of Coporate
                                                   Planning Dept. of Tokio Marine (to present)
                                                      * Non-member of the board

(Note) Messrs. Minoru Makihara, Masamitsu Sakurai and Haruo Shimada satisfy the requirements of outside directors as prescribed by Article 18, paragraph 2, item 7-2 of the Commercial Code.

Item 6. Election of 4 corporate auditors

The term of office of all 5 corporate auditors will expire at the close of this Meeting. Accordingly, the election of the following 4 corporate auditors is proposed. The submission of this item has been approved by the Board of Corporate Auditors.

The candidates for corporate auditors are as follows:

---------------------------------------------------------------------------------------------------------------------------
                 Name                  Brief personal history and representation of other companies          Number of
            (Date of birth)                                                                                  Company's
                                                                                                            shares held
---------------------------------------------------------------------------------------------------------------------------
 (a)       Takehisa Kikuchi      April    1964     Joined Tokio Marine                                      62.49 shares
          (December 5, 1941)                       Served as General Manager of Savings-Type Insurance
                                                   Dept. and General Manager of Corporate Research
                                                   Dept. of Tokio Marine consecutively
                                 June     1992     Director and General Manager of Corporate Research
                                                   Dept. of Tokio Marine
                                 June     1995     Managing Director of Tokio Marine
                                 June     1998     Senior Managing Director of Tokio Marine
                                 July     2000     Senior Managing Director and General Manager of
                                                   Investment & Financial Services Division of Tokio
                                                   Marine
                                 June     2001     Retired Senior Managing Director of Tokio Marine
                                 April    2002     Standing Corporate Auditor of Millea Holdings (to
                                                   present)
                                 June     2002     Corporate Auditor of Tokio Marine (to present)
---------------------------------------------------------------------------------------------------------------------------
 (b)        Sadao Yamamoto       April    1963     Joined Nichido Fire                                      15.45 shares
            (March 1, 1940)                        Served as General Manager of General Affairs Dept.,
                                                   General Manager of General Affairs Dept. & Real
                                                   Estate Dept. and General Manager of General Affairs
                                                   Dept. of Nichido Fire
                                 June     1994     Director and General Manager of Claims Dept. of
                                                   Nichido Fire consecutively
                                 April    1996     Director and General Manager of Accounting Dept. of
                                                   Nichido Fire
                                 June     1997     Managing Director and General Manager of Accounting
                                                   Dept. of Nichido Fire
                                 April    1998     Managing Director of Nichido Fire
                                 June     2001     Retired Managing Director of Nichido Fire
                                 April    2002     Standing Corporate Auditor of Millea Holdings (to
                                                   present)
---------------------------------------------------------------------------------------------------------------------------
 (c)         Iwao Hanaoka        April    1959     Attorney-at-law (to present)                             5.07 shares
           (January 5, 1934)     April    1959     Joined Kaneko Law Office (currently Kaneko Iwamatsu
                                                   Law Office)
                                 June     2000     Corporate Auditor of Nichido Fire
                                 April    2002     Retired Corporate Auditor of Nichido Fire
                                 April    2002     Corporate Auditor of Millea Holdings (to present)

-------------------------------------------------------------------------------------------------------------------
              Name               Brief personal history and representation of other companies          Number of
         (Date of birth)                                                                               Company's
                                                                                                      shares held
-------------------------------------------------------------------------------------------------------------------
 (d)     Shigemitsu Miki   April  1958     Joined The Mitsubishi Bank, Ltd.                              None
         (April 4, 1935)   June   1986     Director of The Mitsubishi Bank, Ltd.
                           June   1989     Managing Director of The Mitsubishi Bank, Ltd.
                           June   1994     Senior Managing Director of The Mitsubishi Bank, Ltd.
                           April  1996     Senior Managing Director of The Bank of
                                           Tokyo-Mitsubishi, Ltd.
                           May    1997     Deputy President of The Bank of Tokyo-Mitsubishi, Ltd.
                           June   2000     President of The Bank of Tokyo-Mitsubishi, Ltd. (to
                                           present)
                           June   2000     Corporate Auditor of Tokio Marine
                           April  2001     President of Mitsubishi Tokyo Financial Group, Inc.
                                           (to present)
                           April  2002     Retired Corporate Auditor of Tokio Marine
                           April  2002     Corporate Auditor of Millea Holdings (to present)
                           (Representation of other companies)
                              President of The Bank of Tokyo-Mitsubishi, Ltd.
                              President of Mitsubishi Tokyo Financial Group, Inc.

   (Note) Messrs. Iwao Hanaoka and Shigemitsu Miki satisfy the requirements of outside corporate auditors as prescribed by Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

Item 7. Determination of the amount of remuneration for directors

It is provided in Article 4 of the Supplement to the Articles of Incorporation that remuneration for the initial directors of the Company while in office shall not exceed 15 million yen per month in the aggregate. It is proposed that remuneration for directors hereafter be based on the same amount not to exceed 15 million yen per month in the aggregate.

If item 5 is approved as originally proposed, the numbers of directors shall be 11.

Item 8. Determination of the amount of remuneration for corporate auditors

It is provided in Article 4 of the Supplement to the Articles of Incorporation that remuneration for the initial corporate auditors of the Company while in office shall not exceed 6 million yen per month in the aggregate. It is proposed that remuneration for corporate auditors hereafter be based on the same amount not to exceed 6 million yen per month in the aggregate.

If item 6 is approved as originally proposed, the numbers of directors shall be 4.

Item 9. Granting retirement allowances to retiring directors and a retiring corporate auditor

At the close of this Meeting, Messrs. Tatsuhiko Hirose, Akihiko Mori, Koukei Higuchi, Takashi Aihara and Hirotada Seyama, Directors, and Toshio Hashimoto, Corporate Auditor, will retire from their respective offices. The management hereby proposes to grant above gentlemen a certain amount of retirement allowances, to be calculated in accordance with the Company's prescribed standards, for their contribution to the Company during their tenure. The management proposes that the Board of Directors be authorized to determine the amount, time and method of payment of the allowances for retiring directors and that corporate auditors be authorized to determine those matters of the allowances for a retiring corporate auditor by consultation among themselves. Brief personal history of each retiring director and a corporate auditor is as follows:

---------------------------------------------------------------------------------------------
      Name                                       Brief personal history
---------------------------------------------------------------------------------------------
Tatsuhiko Hirose     April    1963   Joined Nichido Fire
                     June     2000   Vice-President of Nichido Fire
                     April    2002   Director of Nichido Fire (to present)
                     April    2002   Executive Vice President of Millea Holdings (to present)
---------------------------------------------------------------------------------------------
  Akihiko Mori       April    1967   Joined Tokio Marine
                     June     2001   Executive Vice President of Tokio Marine
                     April    2002   Director of Tokio Marine
                     April    2002   Executive Vice President of Millea Holdings (to present)
                     June     2002   Retired Director of Tokio Marine
---------------------------------------------------------------------------------------------
 Koukei Higuchi      April    1960   Joined Tokio Marine
                     June     1996   President of Tokio Marine
                     June     2001   Chairman of the Board of Tokio Marine (to present)
                     April    2002   Director of Millea Holdings (to present)
---------------------------------------------------------------------------------------------
 Takashi Aihara      April    1960   Joined Nichido Fire
                     June     1995   President of Nichido Fire
                     June     2001   Chairman of Nichido Fire (to present)
                     April    2002   Director of Millea Holdings (to present)
---------------------------------------------------------------------------------------------
 Hirotada Seyama     April    1966   Joined Tokio Marine
                     June     2001   Executive Vice President of Tokio Marine (to present)
                     April    2002   Director of Millea Holdings (to present)
---------------------------------------------------------------------------------------------
Toshio Hashimoto     April    1967   Joined Tokio Marine
                     June     2001   Standing Corporate Auditor of Tokio Marine (to present)
                     April    2002   Corporate Auditor of Millea Holdings (to present)



                                             ******

[For reference]


                                                                                       Page

(a) English translation of consolidated financial statements of Millea Holdings,
    Inc. under Japanese GAAP
           Consolidated balance sheet ................................................  42
           Consolidated statement of income ..........................................  43


(b) English translation of non-consolidated financial statements of The Tokio
    Marine and Fire Insurance Company, Limited under Japanese GAAP
           Non-consolidated balance sheet ............................................  44
           Non-consolidated statement of income ......................................  45


(c) English translation of non-consolidated financial statements of The Nichido
    Fire and Marine Insurance Company, Limited under Japanese GAAP
           Non-consolidated balance sheet ............................................  46
           Non-consolidated statement of income ......................................  47

(Japanese GAAP)
                                     Consolidated Balance Sheet
                                       Millea Holdings, Inc.
                                        As of March 31, 2003

                                                                                      (Yen in millions)
               ----------------------------------------------------------------------------------------
                                               Assets
                                               ------
               Cash, deposits and savings                                                      503,339
               Call loans                                                                      440,093
               Deposit for credit and loan transaction payments                                 61,837
               Monetary receivables bought                                                      86,028
               Money trust                                                                      73,786
               Securities                                                                    6,810,742
               Loans                                                                           705,551
               Property and equipment                                                          373,068
               Other assets                                                                    809,571
               Deferred tax assets                                                             108,296
               Customers' liabilities under acceptances and guarantees                          20,408
               Reserve for bad debts                                                         (-)46,914
               ----------------------------------------------------------------------------------------
                                            Total assets                                     9,945,809
               ----------------------------------------------------------------------------------------
                                            Liabilities
                                            -----------
               Underwriting funds                                                            6,609,234
                  Outstanding claims                                                           701,685
                  Underwriting reserves                                                      5,907,548
               Bonds issued                                                                    172,225
               Other liabilities                                                               912,261
               Reserve for retirement benefits                                                 188,951
               Reserve for employee's bonuses                                                   19,603
               Reserve for price fluctuation                                                    52,574
               Deferred tax liabilities                                                          3,364
               Consolidated adjustment account                                                 160,407
               Acceptances and guarantees                                                       20,408
               ----------------------------------------------------------------------------------------
                                         Total liabilities                                   8,139,031
               ----------------------------------------------------------------------------------------
                                         Minority interests
                                         ------------------
               Minority interests                                                                1,844
               ----------------------------------------------------------------------------------------
                                        Stockholders' equity
                                        --------------------
               Common stock                                                                    150,000
               Capital surplus                                                                 306,624
               Retained earnings                                                               776,909
               Valuation differences on securities                                             592,420
               Foreign currency translation adjustments                                      (-)13,358
               Treasury stock                                                                 (-)7,662
               ----------------------------------------------------------------------------------------
                                     Total stockholders' equity                              1,804,933
               ----------------------------------------------------------------------------------------
               Total liabilities, minority interests and stockholders' equity                9,945,809
               ----------------------------------------------------------------------------------------

(Japanese GAAP)

                                 Consolidated Statement of Income
                                      Millea Holdings, Inc.
                             For the fiscal year ended March 31, 2003

                                                                                    (Yen in millions)
           ------------------------------------------------------------------------------------------
                                   Ordinary income and expenses
                                   ----------------------------
           Ordinary income                                                                 2,929,011
           Underwriting income                                                             2,644,240
              Net premiums written                                                         1,896,639
              Deposit premiums from policyholders                                            272,000
              Investment income on deposit premiums from policyholders                        69,631
              Life premiums                                                                  404,650
              Other underwriting income                                                        1,318
           Investment income                                                                 249,124
              Interest and dividends received                                                155,522
              Profits on investment in money trusts                                              494
              Profits on sales of securities                                                 123,414
              Profits on redemption of securities                                              7,411
              Financial derivative instruments income                                         28,977
              Other investment income                                                          2,936
              Transfer of investment income on deposit premiums from policyholders         (-)69,631
           Other ordinary income                                                              35,646
              Amortization of consolidated adjustment account                                  8,421
              Equity method investment gain                                                      737
              Other ordinary income                                                           26,487
           ------------------------------------------------------------------------------------------
           Ordinary expenses                                                               2,828,138
           Underwriting expenses                                                           2,307,659
              Net claims paid                                                                927,341
              Loss adjustment expenses                                                        74,768
              Agency commissions and brokerage                                               336,037
              Maturity refunds to policyholders                                              544,648
              Dividends to policyholders                                                          69
              Life premiums                                                                   26,140
              Provision for outstanding claims                                                37,106
              Provision for underwriting reserves                                            356,988
              Other underwriting income                                                        4,558
           Investment expenses                                                               142,491
              Losses on investment in monetary trusts                                          2,993
              Losses on investment in securities held for trading                                160
              Losses on sales of securities                                                   31,923
              Losses on revaluation of securities                                            106,879
              Losses on redemption of securities                                                 188
              Other investment expenses                                                          345
           Underwriting and general administrative expenses                                  371,285
           Other ordinary expenses                                                             6,702
              Interest paid                                                                    4,023
              Losses from bad debts                                                               70
              Amortization of deferred assets in accordance with
                Article 113 of Insurance Business Law                                            192
              Other ordinary expenses                                                          2,415
           ------------------------------------------------------------------------------------------
           Ordinary profit                                                                   100,872
           ------------------------------------------------------------------------------------------
                                  Extraordinary gains and losses
                                  ------------------------------
           Extraordinary gains                                                                 7,114
              Profit on sales of other properties                                              7,114
           Extraordinary losses                                                               28,475
              Loss on sales of other properties                                                9,065
              Reserve for price fluctuation                                                   13,970
              Extra write-off against profit on sales of properties                                0
              Integration costs                                                                4,659
              Other extraordinary loss                                                           778
           ------------------------------------------------------------------------------------------
           Income before income taxes                                                         79,511
           Income taxes - current                                                             92,384
           Income taxes - deferred                                                         (-)69,661
           Minority interests                                                                    172
           Net income                                                                         56,616
           ------------------------------------------------------------------------------------------

(Japanese GAAP)
                         Non-Consolidated Balance Sheet

              The Tokio Marine and Fire Insurance Company, Limited

                              As of March 31, 2003

                                                                                                              (Yen in millions)
---------------------------------------------------------------------------------------------------------------------------------
Assets                                                              Liabilities and stockholders' equity
--------------------------------------------------------------   ----------------------------------------------------------------
Cash, deposit and savings:                            235,157       Underwriting fund:                                  4,299,686
 Cash                                                   1,297        Outstanding claims                                   538,127
 Deposit and savings                                  233,859        Underwriting reserve                               3,761,559
Call loans                                            439,800       Bonds                                                 110,000
Monetary receivables bought                            78,948       Other liabilities:                                    676,139
Money trusts                                           43,589        Amounts due to other home insurance
Securities:                                         4,495,726         companies for co-insurance                            8,039
 Government bonds                                   1,609,023        Amounts due to other home insurance
 Municipal bonds                                      237,031         companies for reinsurance                            68,990
 Corporate bonds                                      300,771        Amounts due to other foreign insurance
 Stocks                                             1,772,185         companies for reinsurance                            41,265
 Foreign securities                                   434,186        Cash received for bond lending transactions          162,204
 Other securities                                     142,527        Loans payable                                              7
Loans:                                                648,603        Accrued taxes                                         55,551
 Policy loans                                          17,973        Deposit payable                                       23,917
 Financial loans                                      630,630        Deferred income                                        1,338
Property and equipment:                               271,968        Accounts payable                                      67,765
 Land                                                 122,225        Suspense receipts                                     25,544
 Buildings                                            132,301        Financial derivative instruments                      98,465
 Furniture and fixtures                                11,037        Deferred hedge gains                                 123,044
 Construction in Progress                               6,403        Sundry liabilities                                         4
Other assets:                                         601,976       Reserve for retirement benefits                       161,580
 Premiums receivable                                    2,445       Reserve for employees' bonuses                         14,618
 Home agents' balances                                 86,539       Reserve for price fluctuation                          49,027
 Foreign agents' balances                              27,220       Acceptances and guarantees                             20,408
 Amounts due from other home insurance
  companies for co-insurance                           15,599       Total liabilities                                   5,331,461
 Amounts due from other home insurance
  companies for reinsurance                            77,143       -------------------------------------------------------------
 Amounts due from other foreign insurance
  companies for reinsurance                            23,767       Stockholders' equity
 Amounts due from other insurance companies                         Common stock                                          101,994
  for agency business                                       6       Capital surplus                                        38,782
 Accounts receivable                                   41,268        Additional paid-in capital                            38,782
 Accrued income                                        10,350       Retained earnings:                                    774,605
 Deposit receivable                                    14,081        Surplus reserve                                       49,431
 Deposit with The Japan Earthquake Reinsurance                       Voluntary reserve                                    602,279
  Company                                              52,365        Reserve for price fluctuation of foreign
 Suspense payments                                     32,314         investments                                               3
 Cash margin deposit for future's contracts            13,171        Reserve for reduction of acquisition
 Difference in future's contracts                          13         cost of fixed assets                                 10,575
 Financial derivative instruments                     204,927        Special reserve                                      591,700
 Sundry assets                                            762        Unappropriated retained earnings                     122,894
 Deferred Tax Assets                                   63,060        Net income                                            97,277
 Customers' liabilities for acceptances and                         Valuation difference on securities                    617,173
  guarantees                                           20,408
 Reserve for bad debts                              (-)35,221       Total stockholders' equity                          1,532,556

-------------------------------------------------------------       -------------------------------------------------------------
     Total assets                                   6,864,017       Total liabilities and stockholders' equity          6,864,017
-------------------------------------------------------------       -------------------------------------------------------------

(Japanese GAAP)

                      Non-Consolidated Statement of Income

              The Tokio Marine and Fire Insurance Company, Limited

                    For the fiscal year ended March 31, 2003

                                                                 (Yen in millions)
----------------------------------------------------------------------------------
                   Ordinary income and expenses
                   ----------------------------
Ordinary income                                                         1,949,043
Underwriting income                                                     1,738,486
     Net premiums written                                               1,469,685
     Deposit premiums from policyholders                                  212,989
     Investment income on deposit premiums from policyholders              55,687
     Other underwriting income                                                123
Investment income                                                         189,957
     Interest and dividends received                                      116,286
     Profits on investment in money trusts                                    162
     Profits on investment in securities held for trading                      30
     Profits on sales of securities                                       119,345
     Profits on redemption of securities                                    7,410
     Other investment income                                                2,409
     Transfer of investment income on deposit premiums
       from policyholders                                               (-)55,687
Other ordinary income                                                      20,599
----------------------------------------------------------------------------------
Ordinary expenses                                                       1,790,914
Underwriting expenses                                                   1,473,097
     Net claims paid                                                      710,473
     Loss adjustment expenses                                              57,703
     Agency commissions and brokerage                                     239,445
     Maturity refunds to policyholders                                    424,774
     Dividends to policyholders                                                58
     Provision for outstanding claims                                      26,247
     Provision for underwriting reserves                                   10,876
     Loss on exchange                                                       3,141
     Other underwriting expenses                                              375
Investment expenses                                                        55,460
     Losses on investment in monetary trusts                                1,257
     Losses on sales of securities                                          8,088
     Losses on revaluation of securities                                   42,927
     Losses on redemption of securities                                       135
     Financial derivative instruments expenses                              1,709
     Losses on exchange                                                     1,026
     Other operating expenses                                                 315
Underwriting and general administrative expenses                          258,196
Other ordinary expenses                                                     4,160
     Interest paid                                                          2,614
     Losses from bad debts                                                     40
     Other ordinary expenses                                                1,505
----------------------------------------------------------------------------------
Ordinary profit                                                           158,128
----------------------------------------------------------------------------------
Extraordinary gains and losses
------------------------------
Extraordinary gains                                                        10,277
     Profit on sales of other properties                                    7,101
     Gain on sales of shares of a subsidiary                                3,175
Extraordinary losses                                                       24,360
     Loss on sales of other properties                                      8,685
     Reserve for price fluctuation                                         12,420
     Extra write-off against profit on sales of properties                      0
     Other extraordinary loss                                               3,253
----------------------------------------------------------------------------------
Income before income taxes                                                144,045
Income taxes - current                                                     79,254
Income taxes - deferred                                                 (-)32,485
Net income                                                                 97,277
----------------------------------------------------------------------------------
Unappropriated retained earnings brought forward from the previous year    73,409
Dividends paid for the interium period                                     39,827
Provision for legal reserve for interim period                              7,965
Unappropriated retained earnings  at year end                             122,894
----------------------------------------------------------------------------------

(Japanese GAAP)
                         Non-Consolidated Balance Sheet

             The Nichido Fire and Marine Insurance Company, Limited

                              As of March 31, 2003

                                                                                                              (Yen in millions)
--------------------------------------------------------------      ------------------------------------------------------------
Assets                                                              Liabilities and stockholders' equity
--------------------------------------------------------------      ------------------------------------------------------------
Cash, deposit and savings:                            136,659       Underwriting fund:                                1,275,789
 Cash                                                       6        Outstanding claims                                 122,399
 Deposit and savings                                  136,653        Underwriting reserve                             1,153,389
Call loans                                                293       Bonds                                                25,000
Monetary receivables bought                             4,036       Other liabilities:                                   47,099
Money trusts                                           30,197        Amounts due to other home insurance companies
Securities:                                         1,193,060          for co-insurance                                     342
 Government bonds                                     157,961        Amounts due to other home insurance companies
 Municipal bonds                                       15,275          for reinsurance                                   20,780
 Corporate bonds                                      244,490        Amounts due to other foreign insurance
 Stocks                                               490,943          companies for reinsurance                          2,093
 Foreign securities                                   273,537        Loans payable                                          235
 Other securities                                      10,851        Accrued taxes                                        4,153
Loans:                                                142,272        Deposit payable                                        715
 Policy loans                                           4,706        Deferred income                                         50
 Financial loans                                      137,565        Accounts payable                                    10,538
Property and equipment:                                82,397        Suspense receipts                                    6,261
 Land                                                  40,607        Securities borrowed                                  1,928
 Buildings                                             35,677       Reserve for retirement benefits                      26,705
 Furniture and fixtures                                 6,111       Reserve for employees' bonuses                        3,809
Other assets:                                         143,458       Reserve for price fluctuation                         3,247
 Premiums receivable                                    1,716       Total liabilities                                 1,381,651
 Home agents' balances                                 14,710       ------------------------------------------------------------
 Foreign agents' balances                                 322       Stockholders' equity
 Amounts due from other home insurance companies                    Common stock                                         50,550
   for co-insurance                                       515       Capital surplus                                      34,187
 Amounts due from other home insurance companies                     Additional paid-in capital                          34,187
   for reinsurance                                     23,643       Retained earnings:                                  145,830
 Amounts due from other foreign insurance                            Surplus reserve                                     17,870
   companies for                                        3,880        Voluntary reserve                                  113,625
 Accounts receivable                                   20,692        Dividend reserve                                    34,200
 Accrued income                                         4,084        Directors' Pension Fund                                400
 Deposit receivable                                     7,628        Employees' Pension Fund                                 11
 Deposit with The Japan Earthquake Reinsurance Company 42,209        Special catastorophe reserve                        52,000
 Suspense payments                                     23,264        Special depreciation reserve                            38
 Cash margin deposit for future's contracts                32        Reserve for price fluctuation of
 Financial derivative instruments                          10          foreign investments                                    0
 Sundry assets                                            745        Reserve for reduction of acquisition cost of
Deferred Tax Assets                                    37,172         fixed assets                                          418
Reserve for bad debts                               (-)11,325        Deferred income taxes on special account                75
                                                                     General reserve                                     26,480
                                                                     Unappropriated retained earnings                    14,335
                                                                     Net income                                          11,869
                                                                    Valuation difference on securities                  146,000
                                                                    Total Stockholders' equity                          376,569
-------------------------------------------------------------       ------------------------------------------------------------
     Total assets                                   1,785,220           Total liabilities and stockholders' equity    1,758,220
-------------------------------------------------------------       ------------------------------------------------------------

(Japanese GAAP)

               Non-Consolidated Statement of Income

      The Nichido Fire and Marine Insurance Company, Limited

             For the fiscal year ended March 31, 2003
                                                               (Yen in millions)
--------------------------------------------------------------------------------
                   Ordinary income and expenses
                   ----------------------------
Ordinary income                                                          532,345
Underwriting income                                                      490,521
     Net premiums written                                                396,393
     Deposit premiums from policyholders                                  59,010
     Investment income on deposit premiums from policyholders             13,944
     Reversal of underwriting reserve                                     21,170
     Other underwriting income                                                 2
Investment income                                                         39,806
     Interest and dividends received                                      24,871
     Profits on investment in money trusts                                   332
     Profits on sales of securities                                       28,212
     Profits on redemption of securities                                       0
     Profits on exchange                                                     306
     Other investment income                                                  28
     Transfer of investment income on deposit premiums
       from policyholders                                              (-)13,944
Other ordinary income                                                      2,017
--------------------------------------------------------------------------------
Ordinary expenses                                                        510,230
Underwriting expenses                                                    404,524
     Net claims paid                                                     198,408
     Loss adjustment expenses                                             16,347
     Agency commissions and brokerage                                     67,117
     Maturity refunds to policyholders                                   119,905
     Dividends to policyholders                                               11
     Reserve for outstanding claims                                        2,435
     Loss on exchange                                                        153
     Other underwriting expenses                                             145
Investment expenses                                                       28,067
     Losses on investment in monetary trusts                               2,216
     Losses on investment in securities held for trading                       5
     Losses on sales of securities                                        11,408
     Losses on revaluation of securities                                  13,978
     Losses on redemption of securities                                        6
     Financial derivative instruments expenses                               429
     Other operating expenses                                                 22
Underwriting and general administrative expenses                          76,617
Other ordinary expenses                                                    1,021
     Interest paid                                                           532
     Losses from bad debts                                                    11
     Other ordinary expenses                                                 477
--------------------------------------------------------------------------------
Ordinary profit                                                           22,114
--------------------------------------------------------------------------------
                    Extraordinary gains and losses
                    ------------------------------
Extraordinary gains                                                          152
     Profit on sales of other properties                                     152
Extraordinary losses                                                       4,002
     Loss on sales of other properties                                       364
     Reserve for price fluctuation                                         1,587
     Extra write-off against profit on sales of properties                   556
     Other extraordinary loss                                              1,492
--------------------------------------------------------------------------------
Income before income taxes                                                18,265
Income taxes - current                                                       197
Income taxes retroactive to past fiscal years                              2,281
Income taxes - deferred                                                    3,917
Net income                                                                11,869
--------------------------------------------------------------------------------
Unappropriated retained earnings brought forward from the previous year   11,767
Dividends paid for the interium period                                     9,300
Unappropriated retained earnings at year end                              14,335
--------------------------------------------------------------------------------

                                                                         ITEM 2.

               English translation of the "Japanese Voting Card"


I hereby exercise my voting rights as follows for each proposed resolution at the 1st Ordinary General Meeting of Shareholders of Millea Holdings, Inc., which will be held on June 27, 2003.

                                                                    June , 2003

                                          Number of voting rights:_____________

           Proposals to be acted upon:

                  Item 1:  For        [_]                    Against      [_]

                  Item 2:  For        [_]                    Against      [_]

                  Item 3:  For        [_]                    Against      [_]

                  Item 4:  For        [_]                    Against      [_]

                  Item 5:  For        [_]                    Against      [_]
                                      (Except         )

                  Item 6:  For        [_]                    Against      [_]
                                      (Except         )

                  Item 7:  For        [_]                    Against      [_]

                  Item 8:  For        [_]                    Against      [_]

                  Item 9:  For        [_]                    Against      [_]

                                                      Affix seal here:_________


--------------------------------------------------------------------------------
If you return this voting card without a valid indication of a vote for or against any of the foregoing proposed items, you will be deemed to have voted for such proposal.

Millea Holdings, Inc.
--------------------------------------------------------------------------------

     English translation of the instructions to the "Japanese Voting Card"


1. When you attend the General Meeting of Shareholders, please submit this voting card to the receptionist at the Meeting without detaching this part.

2. If you cannot attend the Meeting, please detach this part and send us the voting card, indicating whether you vote for or against the proposals, so that we receive it by June 26, 2003.

3. If you wish to vote against some of the candidates under proposed items 5 and 6, please check the "For" column, and indicate such candidate(s) whom you are voting against by filling in, after the word "Except", the letter(s) corresponding to such candidate(s), as set forth in items 5 and 6 of the accompanying reference materials.


Millea Holdings, Inc.